SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                    No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                    No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated February 4, 2008, entitled “Spreadtrum Communications, Inc. Announces Fourth Quarter 2007 Results: Strong Growth in Shipments of Baseband Semiconductors Continued to Drive Expansion.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: February 5, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated February 4, 2008, entitled “Spreadtrum Communications, Inc. Announces Fourth Quarter 2007 Results: Strong Growth in Shipments of Baseband Semiconductors Continued to Drive Expansion.”

Exhibit 99.1

Spreadtrum Communications, Inc. Announces Fourth

Quarter 2007 Results:

Strong Growth in Shipments of Baseband Semiconductors Continued to Drive Expansion

Fourth Quarter 2007 Financial Summary:

•	Total revenue increased 26% sequentially and 57% year-over-year to US$48.5 million. Baseband revenue grew 32% sequentially and 99% year-over-year.

•	Diluted earnings per American Depositary Share (ADS) was US$0.22, up 69% from US$0.13 in 3Q07 and 47% from US$0.15 in 4Q06.

•	Operating margin increased to 17.6% in 4Q07 from 11.7% in 3Q07 and 16.1% in 4Q06, as gross margin decreased to 45.5% in 4Q07 from 45.6% in 3Q07 and 46.4% in 4Q06.

•	Net income increased 68% sequentially and 91% year-over-year to US$10.2 million.

Fourth Quarter 2007 Business Highlights:

•

Amoi launched a series of music phones based on Spreadtrum’s SC6600R baseband and the joint effort between Amoi, Kuro, and Spreadtrum to bring high quality copyrighted music to the Chinese mobile phone market.

•	Lenovo launched i966 and i968 high pixel camera phones based on Spreadtrum’s SC6800 baseband.

•

Lenovo and Postcom passed TD-SCDMA China Type Approval (CTA) certification and field trial with China Mobile and will be included in China Mobile’s list of vendors. Panda, Hisense, and Wingtech delivered TD-SCDMA phones to the Ministry of Information Industry for CTA certification and field trial with China Mobile using Spreadtrum’s TD-SCDMA baseband.

•

Spreadtrum announced the signing of a definitive agreement to acquire Quorum Systems, Inc., a San Diego-based fabless semiconductor company that specializes in the design of highly integrated CMOS radio frequency (RF) transceivers, which acquisition was completed in January 2008.

Shanghai, China, February 4, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”), a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market, today announced its fourth quarter 2007 financial results. Under accounting principles generally accepted in the United States of America (US GAAP), diluted earnings per ADS was US$0.22 in the fourth quarter of 2007 (4Q07), an increase of 47% from US$0.15 in the same period in 2006 (4Q06) and 69% from US$0.13 in the third quarter of 2007 (3Q07). Net income for 4Q07 was US$10.2 million, an increase of 91% from US$5.3 million in 4Q06 and 68% from US$6.1 million in 3Q07.

US GAAP net income for 4Q07 included US$1.5 million of share-based compensation expense. Excluding the share-based compensation, the Company’s non-GAAP net income for 4Q07 was US$11.7 million, up 85% from US$6.3 million in 4Q06 and 54% from US$7.6 million in 3Q07. Diluted non-GAAP earnings per ADS in 4Q07 was US$0.25, up from US$0.13 in 4Q06 and US$0.16 in 3Q07.

Commenting on the results, the Company’s President and CEO, Dr. Ping Wu, said:

“We are very pleased with how Spreadtrum finished 2007 and excited about our potential growth prospects for 2008. In the fourth quarter, we recorded our eighth consecutive quarter of profitability. We not only achieved strong revenue growth, but we also were able to leverage that growth into higher profitability with our operating margin exceeding 17% for the first time. In the fourth quarter, we had 41% sequential growth in our shipments of 2G/2.5G baseband semiconductors, after two consecutive quarters of 37% sequential growth. For the full year, we almost tripled our baseband shipment from 2006 to 2007. Given this growth, we believe we continued to gain share in the Chinese mobile handset market.

This past quarter also saw Spreadtrum add a key strategic component as we entered into a definitive agreement to acquire San Diego-based Quorum Systems, which acquisition was completed in January 2008. With the addition of Quorum, we believe we have made ourselves more competitive while expanding both our addressable market and customer base. Quorum’s current products include low cost, low power single chip CMOS based multi-band transceivers for the GSM, GPRS, EDGE, TD-SCDMA, and WCDMA markets. With Quorum we will not only have more design options but more complete solutions, too—from 2G to 3G, RF to baseband, and physical layer software to protocol and applications.

On the 3G front, the first batch of TD-SCDMA phones have been approved by MII and China Mobile for deployment. We believe the initial purchase by China Mobile will start soon. We remind investors that the rollout of TD-SCDMA is a multi-year event, not just for the Beijing Olympics. We believe the current intensive testing will enhance the quality of the users’ experience, and we remain confident that we are well positioned for the ramp of this new technology not only during 2008 but well beyond.

While the TD news is exciting, this is not our only growth driver or our primary revenue source. As we enter 2008, we are excited about the upcoming ramps in our 2G/2.5G products, including our Dual SIM and our SC6600R basebands. The Dual SIM product is one development we think can further differentiate Spreadtrum in the market. This isn’t just one product, but a family of chipsets ranging from our entry-level 6600D to our multimedia rich 6600R. Our solution is a single baseband solution that can handle dual SIM cards from the same or different carriers. Our Dual SIM solution is also receiving interests from emerging markets which we anticipate should help us and our customers expand into those markets.

Later in 2008, we should expect to see developments from our MobileTV, EDGE, and multimedia products lines.

In conclusion, while we are happy with how we finished 2007, we know that 2008 will be another year of challenges. The mobile handset market in the first quarter is somewhat challenging, given macroeconomic uncertainties, unusually severe winter storms in east, central and southern China, and government measures to curtail consumption. However, we believe that even in a tough market we can achieve strong growth through a combination of domestic market growth, continued market share gains, enabling local vendors to export more, and the ramp of several new products in 2008. Therefore, we are confident that we have the right product designs and resources in place to achieve our growth targets.”

Fourth Quarter 2007 Financial Review

Revenue

Revenue in the fourth quarter totaled US$48.5 million, representing increases of 57% from 4Q06 and 26% from 3Q07. Revenue from baseband semiconductors was US$45.0 million, or 93% of revenue, up from 73% of revenue in 4Q06 and 89% of revenue in 3Q07. Revenue from turnkey solutions was US$3.6 million, which represented 7% of revenue, down from 11% of revenue in 3Q07 and 27% of revenue in 4Q06.

Revenue from baseband semiconductors grew 99% from 4Q06 and 32% from 3Q07 to US$45.0 million. Unit shipments of baseband semiconductors increased by 41% from 3Q07 and, for the full year, grew by approximately 195%. Nearly all baseband semiconductor shipments in the fourth quarter were 2G/2.5G related products. The average selling price per unit for baseband semiconductors declined by 6% from 3Q07.

Revenue from turnkey solutions decreased during the quarter by 57% from 4Q06 and 19% from 3Q07 to US$3.6 million, as a result of the Company’s prior plan to phase out its SP7000 series handset boards by the end of 2006 and gradually phase out its SM5100 series modules.

Gross Margin

The gross margin for the quarter was 45.5%, flat with 45.6% in 3Q07 and down from 46.4% in 4Q06. The non-GAAP gross margin was 45.6%, flat with 45.7% in 3Q07 and down from 46.6% in 4Q06. Gross margin for baseband semiconductors in 4Q07 declined approximately 1% from 3Q07 and 6% from 4Q06, primarily as a result of declines in average selling prices.

The cost of revenue in 4Q07 totaled US$26.5 million, representing increases of 26% and 59% from 3Q07 and 4Q06, respectively. The year-over-year increase in absolute dollars was driven by an increase in the total cost of baseband semiconductors from higher volumes partially offset by a decline in the total cost of turnkey solutions. The total cost of turnkey solutions declined as the Company phased out its SP7000 series handset board business by the end of 2006 and continued to de-emphasize its SM5100 series module business. The sequential increase was driven by an increase in total wafer fabrication and assembly and testing costs as a result of the 41% increase in baseband unit volume from 3Q07.

Operating Margin

The Company’s operating margin increased from 16.1% in 4Q06 and from 11.7% in 3Q07 to 17.6% in 4Q07. The year-over-year improvement in operating margin was due to lower SG&A expenses, as a percentage of revenue. The sequential improvement in operating margin was attributed to lower R&D and SG&A expenses, as percentages of revenue. The non-GAAP operating margin in 4Q07 was 20.7%, up from 19.2% in 4Q06 and 15.7% in 3Q07.

Total operating expenses in 4Q07, which include selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$13.5 million, representing increases of 44% from 4Q06 and 3% from 3Q07. Total operating expenses for the quarter represented 27.8% of revenue, compared to 30.3% and 33.9% of revenue in 4Q06 and 3Q07, respectively. Excluding the share-based compensation expense, total operating expenses increased 42% year-over-year and 4% sequentially.

SG&A expenses on an absolute basis increased by 4% in 4Q07 from 4Q06 and 2% from 3Q07 and represented 8.6% of revenue. Due to the higher revenue levels, these expenses as a percentage of revenue declined from 12.9% of revenue in 4Q06 and 10.5% of revenue in 3Q07. The year-over-year dollar increase was driven primarily by higher salary and benefits as a result of headcount addition, especially at the senior management level, share-based compensation expense, depreciation, insurance, and marketing expense but offset by lower fees for professional services. The sequential dollar increase was driven primarily by stock-based compensation, fees for professional services, and travel expense and partially offset by lower salary and benefits, legal expenses, and compensation for the board of directors.

R&D expenses in 4Q07 increased 74% year-over-year and 4% sequentially and represented 19.3% of revenue in 4Q07, compared to 17.3% in 4Q06 and 23.3% in 3Q07. The year-over-year dollar increase was driven primarily by the Company’s efforts to expand its product portfolio, and this increase included higher salary and benefits, higher depreciation and amortization expense, and lower government grant for R&D projects. The sequential dollar increase was primarily driven by higher bonus accrual, depreciation and amortization expense, and travel expense and offset by an increase in government grant for R&D projects and lower tape-out expense.

Non-Operating Income

In 4Q07, the Company recorded net interest income of US$1.5 million, representing an increase of US$1.2 million from 4Q06 and a decrease of US$0.2 million from 3Q07. The year-over-year increase was primarily attributed to interest earned from investing the higher balance of cash and cash equivalents arising from the Company’s initial public offering.

Earnings

Diluted earnings per ADS was US$0.22, up 47% from US$0.15 in 4Q06 and 69% from US$0.13 in 3Q07. Non-GAAP diluted earnings per ADS for 4Q07 was US$0.25, up from US$0.18 in 4Q06 and US$0.16 in 3Q07.

The Company’s net income totaled US$10.2 million in 4Q07, an increase of 91% from US$5.3 million in 4Q06 and 68% from US$6.1 million in 3Q07. The net margin was 21.0%, up from 17.2% in 4Q06 and 15.7% in 3Q07.

Balance Sheet

As of December 31, 2007, the Company had US$157.0 million in cash and cash equivalents, which represented an increase of US$10.1 million from September 30, 2007. Accounts receivable (A/R) decreased from US$3.0 million at September 30, 2007 to US$2.2 million at December 31, 2007, and the average A/R days decreased from 11 days to 5 days. Inventory at December 31, 2007 was US$25.1 million, an increase of $10.1 million from September 30, 2007, and the inventory days increased from 65 days to 86 days. Total assets as of December 31, 2007 were US$236.9 million, up 10% from US$215.5 million at September 30, 2007.

Current liabilities increased from US$35.5 million at September 30, 2007 to US$43.6 million at December 31, 2007, primarily due to an increase in accounts payable. Long-term liabilities at December 31, 2007 were US$5.4 million, compared to US$4.8 million at September 30, 2007. The increase was primarily due to an increase in long-term payable related to acquired intangibles.

Cash Flow

In 4Q07, the Company generated US$11.0 million cash from operating activities. The Company also spent US$0.8 million on property and equipment, and US$0.3 million on intangible assets. Cash and cash equivalents balance at December 31, 2007 increased by US$10.1 million as compared to balance as of September 30, 2007.

Business Outlook:

The mobile handset market in China is going through a seasonal decline in the first quarter of 2008. The Company currently expects revenue in the first quarter to be approximately US$39 million to US$40 million, which represents a sequential decrease of 18% to 20% from US$48.5 million in the fourth quarter of 2007. As previously announced, the Company completed its acquisition of Quorum Systems in mid-January and, as a result, expects its operating expenses in the first quarter to increase by approximately $2 million from the acquisition, excluding the impact of stock-based compensation. The Company estimates its operating margin in 1Q08 should be in the range of 4%-5%. Excluding Quorum, the Company’s operating margin should be approximately 9%-10%.

The Company estimates its stock-based compensation expense will be approximately $1.8 million in the first quarter.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 6:00 pm Eastern Time on February 4, 2008. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

USA (Toll Free):	1 866 679 8038
USA (Toll):	1 617 213 4850
Hong Kong (Toll Free):	800 962 844
China (Toll Free):	10 800 130 0399
Participant Passcode:	6767 9171
Pre-registration (optional):	https://www.theconferencingservice.com/prereg/key.process?key=PXTQDR3HM

A replay of the conference call will be available for seven days via the following telephone numbers:

USA (Toll Free):	1 888 286 8010
USA (Toll):	1 617 801 6888
Participant Passcode:	9555 3847

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS is calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Listed below are share-based compensation amounts included in net income that management excludes in computing the non-GAAP financial measures referred to in the text of this press release. A reconciliation of GAAP to non-GAAP results is presented after the consolidated balance sheets.

	Three months ended
	December 31, 2006	September 30, 2007	December 31, 2007
	(in thousands of US dollars)
Share-based compensation:
Cost of revenue	$75	$54	$47
Research and development	468	582	535
Selling, general, and administrative	432	891	913

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	December 31, 2006	September 30, 2007	December 31, 2007	4Q06	3Q07
Revenue	$30.962	$38,570	$48,542	57%	26%
Cost of revenue	16,606	20,996	26,476	59%	26%

Gross profit	14,356	17,574	22,066	54%	26%
Operating expenses
Research & development	5,361	8,997	9,352	74%	4%
Selling, general & administrative	4,007	4,059	4,154	4%	2%

Total operating expenses	9,368	13,056	13,506	44%	3%

Operating income	4,988	4,518	8,560	72%	89%
Non-operating income (expense)
Interest income	251	1,676	1,452	478%	(13)%
Interest expense	(6)	(18)	(27)	350%	50%
Other income, net	424	347	563	33%	62%

Total non-operating income	669	2,005	1,988	197%	(1)%

Income before tax	5,657	6,523	10,548	86%	62%
Income tax expense	325	465	352	8%	(24)%

Net income	$5,332	$6,058	$10,196	91%	68%

Basic earnings per ADS	$1.01	$0.14	$0.24	(76)%	71%
Diluted earnings per ADS	$0.15	$0.13	$0.22	47%	69%
Margin analysis:
Gross margin	46.4%	45.6%	45.5%
Operating margin	16.1%	11.7%	17.6%
Net margin	17.2%	15.7%	21.0%
Weighted average ADS equivalent: [1]
Basic	5,295,452	42,005,199	42,263,233
Diluted	36,389,587	46,940,325	47,032,432

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	December 31, 2006 (note)	September 30, 2007	December 31, 2007
Cash and cash equivalents	$47,254	$146,973	$157,038
Term deposit	1,281	—	—
Accounts receivable, net	11,384	3,020	2,198
Inventories	13,617	15,020	25,054
Deferred tax assets	202	202	392
Prepaid expenses and other current assets	1,101	3,716	5,650

Total current assets	74,839	168,931	190,332
Property and equipment , net	18,944	22,388	23,046
Acquired intangible assets , net	5,920	13,622	14,220
Deferred tax assets	1,060	1,035	1,222
Other long term assets	3,339	9,567	8,102

Total assets	104,102	215,543	236,922

Current portion of long term loan	576	666	685
Accounts payable	12,980	10,874	24,857
Advances from customers	3,297	7,229	1,210
Obligation on acquisition of building	9,236	—	—
Income tax payable	1,849	2,397	3,088
Accrued expenses and other current liabilities	13,363	14,294	13,773

Total current liabilities	41,301	35,460	43,613
Long term loan	3,842	3,329	3,423
Deferred tax liabilities	17	17	37
Other long-term obligations	—	1,433	1,954

Total long term liabilities	3,859	4,779	5,414
Total liabilities	45,160	40,239	49,027
Shareholders’ equity	58,942	175,304	187,895

Total liabilities & shareholders’ equity	$104,102	$215,543	$236,922

Note: The financial information at December 31, 2006 is derived from the Company’s audited consolidated financial statements in its prospectus.

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue (US$000)	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
Baseband Semiconductor	$4,849	$11,760	$15,684	$22,645	$20,589	$27,357	$34,161	$44,971
Turnkey Solutions	14,842	17,961	11,017	8,317	5,578	4,830	4,409	3,571
Total	$19,691	$29,721	$26,701	$30,962	$26,167	$32,187	$38,570	48,542

As % of Total Revenue
Baseband Semiconductor	25%	40%	59%	73%	79%	85%	89%	93%
Turnkey Solutions	75%	60%	41%	27%	21%	15%	11%	7%

Gross Margin	31.4%	38.8%	43.2%	46.4%	42.9%	45.5%	45.6%	45.5%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	December 31, 2006	September 30, 2007	December 31, 2007
Cost of revenue	$16,606	$20,996	$26,475
Adjustment for share-based compensation	(75)	(54)	(47)

Cost of revenue (non-GAAP)	$16,531	$20,942	$26,428

Operating income	$4,988	$4,518	$8,560
Adjustment for share-based compensation within:
Cost of revenue	75	54	47
Research and development	468	582	535
Selling, general, and administrative	432	891	913

Operating income (non-GAAP)	$5,963	$6,045	$10,055

Net income	$5,332	$6,058	$10,196
Adjustment for share-based compensation within:
Cost of revenue	75	54	47
Research and development	468	582	535
Selling, general, and administrative	432	891	913

Net income (non-GAAP) *	$6,307	$7,585	$11,691

Diluted earnings per ADS	$0.15	$0.13	$0.22
Adjustment for share-based compensation	0.03	0.03	0.03

Diluted earnings per ADS (non-GAAP)*	$0.18	$0.16	$0.25

Gross margin	46.4%	45.6%	45.5%
Adjustment for share-based compensation	0.2%	0.1%	0.1%

Gross margin (non-GAAP)	46.6%	45.7%	45.6%

Operating margin	16.1%	11.7%	17.6%
Adjustment for share-based compensation	3.1%	4.0%	3.1%

Operating margin (non-GAAP)	19.2%	15.7%	20.7%

Net margin	17.2%	15.7%	21.0%
Adjustment for share-based compensation	3.1%	4.0%	3.1%

Net margin (non-GAAP)*	20.3%	19.7%	24.1%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding trends in the semiconductor industry in China, the Company’s share in the Chinese mobile handset market, anticipated benefits of the Quorum acquisition, the anticipated rollout of TD-SCDMA, upcoming ramps in the Company’s 2G/2.5G products and expected developments in the Company’s MobileTV, EDGE, and multimedia product lines, the expected phase-out of the Company’s SM5100 series modules, the Company’s expectations with respect to the revenue, operating expenses, operating margin, and stock-based compensation for the first quarter of 2008, the Company’s future results of operations, financial condition, and business prospects, and the Company’s ability to achieve strong growth in the future. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the Company’s ability to integrate Quorum’s operations into its own; the Company’s ability to successfully produce and market Quorum’s RF transceivers in volume; uncertainty regarding the timing and pace of deployment of 3G wireless networks that support TD-SCDMA in China; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com